TIAA-CREF Life Insurance Company
[730 Third Avenue
New York, NY 10017-3206
212 490-9000 1 800 223-1200]

Endorsement to your TIAA-CREF Life Insurance Company

Annuity Contract

This endorsement is part of your TIAA-CREF Life Insurance Company contract. Please read this endorsement carefully and attach it to your contract.

The paragraph of “Right to Examine Your Contract” provision is replaced with the following:

Right to Examine Your Contract. If this contract was issued in a replacement situation, you have [30] days from the day you receive this contract to examine and cancel it, otherwise you have [10] days. If you decide to cancel this contract, send it and your request to cancel to TIAA-CREF Life at the address above. Upon receipt of such request, in a replacement situation we will refund the contract accumulation as of the date you mailed or delivered your request to us, plus premium taxes (if any) deducted from premiums paid; in a non-replacement situation we will refund all premiums paid, as of the date you mailed or delivered your request to us. As of that date, the contract will then be void and no benefits will be provided under it.

The paragraph on page 3 of the contract relating to applied premiums is replaced with the following:

During the Right to Examine period described on page 1, the only investment account available to you in a non-replacement situation is the Money Market Account. After that period, your Money Market Account accumulation will be reallocated in accordance with your then most recent allocation instructions.

Secretary

TCL-VA3-RA